Customers Bancorp, Inc.
1015 Penn Avenue
Suite 103
Wyomissing PA 19610

March 14, 2016

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Eric Envall, Staff Attorney
Era Anagnosti, Legal Branch Chief
Office of Financial Services

Re:	Customers Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-209760

 Ladies and Gentlemen:

Customers Bancorp, Inc. hereby transmits for filing Amendment No. 1 to our Registration Statement on Form S-3, File No. 333-209760 ("Form S-3").

This letter also provides our responses to the written comments of the staff (the "Staff") of the Division of Corporation Finance contained in the Staff's letter dated March 10, 2016 (the "Comment Letter") with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1 to the Form S-3, we have restated below the comments set forth in the Staff's Comment Letter and have provided our response to each of the comments immediately following the applicable comment.

Description of Debt Securities, page 5

1.
We note your disclosure on pages 6 and 8 on how your debt securities may be exchangeable for shares not issued by you. Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For guidance, please refer to the Securities Act Compliance and Disclosure Interpretation 203.03 and the June 24, 1996 Morgan Stanley & Co. Incorporate no action letter. If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required. If you do not wish to offer third-party securities underlying any debt securities, please remove these references from the prospectus.

Response: The Company has removed the references to third-party securities underlying debt securities.

Exhibit 5.1

2.	We note that your Indenture, Exhibit 4.9, is governed by New York law. Please have counsel revise its opinion to include an opinion as to New York law with respect to your debt securities.

Response: Counsel's opinion has been revised to cover New York law. Amendment No. 1 includes an updated opinion of counsel filed as Exhibit 5.1.

3.
Numbered paragraph 8 in the legal opinion refers to "Purchase Units" while the Registration Statement does not include any discussion of "Purchase Units" in the fee table or elsewhere in the document. Please revise the legal opinion or the registration statement as appropriate.

Response: Counsel's opinion has been revised to remove references to Purchase Units. As noted above, Amendment No. 1 includes an updated opinion of counsel filed as Exhibit 5.1.

We appreciate the Staff's prompt review of our initial filing and believe that we have responded to all of the comments included in the Comment Letter.  We would appreciate the opportunity to address any questions you may have concerning our responses at your earliest convenience.  Please do not hesitate to contact me at 610-743-8074  if you have any questions or require any additional information.  Alternatively, you may contact our outside counsel, Christopher S. Connell (cconnell@stradley.com, or 215-564-8138) or Thomas L. Hanley (thanley@stradley.com, or 202-292-4525) of Stradley Ronon Stevens & Young, LLP.

CUSTOMERS BANCORP, INC.

By:	/s/ Robert E. Wahlman
Robert E. Wahlman
Chief Financial Officer